UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 4						Washington, D.C. 20549		OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response . . . 0.5

1. Name and Address of Reporting Person* ZIMMERMAN, JEROLD L.	2. Issuer Name and Ticker or Trading Symbol CPAC, INC. (CPAK)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) 50 FRAMINGHAM LANE	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year		X Director 10% Owner Officer (give) Other (specify below) title below)
(Street) PITTSFORD, NY 14534				If Amendment, Date of Original (Month/Year) 10/2/02		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
$.01 Par Value Common Stock	10/02 2002	P		1,000	A	$5.50	4,000	I*

*Owned Directly by Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)   TABLE II-Derivative Securities Acquired, Disposed of, or Beneficiary Owned
      (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- dquired (A) or Dis- posed of (D (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ (Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Seriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Onwer- ship Form of Deriv- ative Security: Direct (d) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
							Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)
STOCK OPTIONS	$6.16	08/09 2002	A	V	3,000		08/09 2002	08/08 2012	$.01 Par Val Common Stock	3,000	$0	3,000(1)	D
STOCK OPTIONS							08/10 2001	08/09 2011	$.01 Par Val Common Stock	3,000	$0	3,000(1)	D
STOCK OPTIONS							08/11 2000	08/10 2010	$.01 Par Val Common Stock	3,000	$0	3,000(1)	D
NONQUALIFIED STOCK OPTIONS							04/04 2000	04/03 2010	$.01 Par Val Common Stock	15,000	$0	15,000(1)	D

Explanation of Responses:

(1)  Options exercisable in 1,000 share increments on a cumulative basis over first 3 years of Option term.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.            _/S/ JEROLD L. ZIMMERMAN__      __10/16/02__
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                                                           **Signature of Reporting Person           Date

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           see Instruction 6 for procedure.

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